Exhibit 99.1

SUBJECT: Avago and Emulex

February 25, 2015

Dear Emulex Employees,

As you have heard from Jeff, today Avago and Emulex announced the exciting news that Avago will acquire Emulex. This combination will benefit the employees, customers and stockholders of both companies. Emerald brings an important set of products and skills to Avago that will allow us, together, to address a broader set of market opportunities with our combined resources and capabilities.

On behalf of Avago and our worldwide employees, I am pleased to welcome you to our organization when the transaction is completed. Like Emulex, Avago prioritizes a culture built on innovation, passion, teamwork, corporate citizenship and dedication to our customers. In addition to our shared cultural values, our businesses also provide a complementary product set to a highly shared worldwide customer base.

As part of Emulex, you have achieved many important accomplishments over more than 35 years and I am quite excited by the possibilities of what we can accomplish together in the future. The employees of both Avago and Emulex will be integral to our future success and we look forward to investing in both our people and our technologies in order to drive profitable growth.

Even though we made this announcement today, we will continue to operate as separate companies until the acquisition closes, which we expect to happen sometime in the second half of Avago’s fiscal year, which ends on November 1, 2015. We look forward to introducing ourselves to you and sharing our vision for the combined company over the coming months.

Regards,

Hock Tan

President and CEO, Avago

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced. This communication is for informational purposes only and shall not constitute an offer to purchase or the solicitation of an offer to sell any shares of the common stock of Emulex or any other securities. Any offer will only be made pursuant to a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “Offer Materials”), each to be filed with the SEC by Avago Technologies Limited, Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and Emerald Merger Sub, Inc. In addition, Emulex Corporation will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Avago Technologies and Emulex expect to mail the Offer Materials, as well as the Schedule 14D-9, to Emulex stockholders. Investors and security holders are urged to carefully read these documents, as well as any other documents relating to the Offer or the Merger that are filed with the SEC, when they become available, as they may be amended from time to time, because these documents will contain important information relating to the Offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by Avago Technologies or Emulex, at the SEC’s website at www.sec.gov. In addition, any such materials filed by Avago Technologies may be obtained for free by contacting Avago Technologies Investor Relations at (408) 435-7400 or investor.relations@avagotech.com.